

Mail Stop 3030

March 4, 2010

Avi S. Katz
President and Chief Executive Officer
GigOptix, Inc.
2300 Geng Road, Suite 250
Palo Alto, CA 94304

> **Re: GigOptix, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 5, 2010**
> **File No. 333-164738**
> **Form 8-K/A filed January 21, 2010**
> **File No. 333-153362**

Dear Mr. Katz:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Where You Can Find More Information, page iii

1.   Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Supplementary Executive Compensation Data, page 3

2.   We note the inclusion of certain information regarding the compensation earned by your named executive officers during 2009 and your disclosure that you may choose to award additional compensation based on evaluation of each executive's performance during 2009. Please tell us why you have included this disclosure in your registration statement. To the extent that you are presenting material changes to your executive officers' compensation in 2009 when compared with 2008, please advise us as to how you determined that the presentation in your registration statement is comparable with the 2008 information provided in your definitive proxy statement filed July 13, 2009, and that the presentation of any material change in a format other than that required by Item 402 of Regulation S-K is appropriate.

Exhibit 10.23

3.   An updated accountant's consent should also be included with any amendment to the filing.

Exhibit 10.40

4.   According to your exhibit index, you are incorporating your January 29, 2010 secured credit facility agreement by reference from your February 4, 2010 Form 8-K filing. It does not appear, however, that you filed the referenced agreement with your February 4, 2010 Form 8-K filing. Please file the agreement.

Form 8-K/A filed January 21, 2010

Notes to Unaudited Pro Forma Condensed Combined Financial Data, page F-6

Note 1. Basis of Presentation, page F-6

Acquisition of ChipX, Inc., page F-6

5.   We see that you allocated approximately $4.7 million to the estimated fair value of identifiable intangible assets including customer relationships and developed technology. We also see that the excess of the purchase price over the net assets acquired in the acquisition will result in goodwill of approximately $8.4 million or 67 percent of the purchase price. Please address the following:

•   Please tell us and revise future filings to disclose how you determined the fair value of the assets purchased and liabilities assumed, the valuation methodologies utilized, the significant assumptions used and the basis for recognizing the separately identifiable intangible assets.

- Please revise your discussion in future filings to include a qualitative description of the factors that make up the goodwill recognized. Refer to the guidance in FASB ASC 805-30-50.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Kevin Kuhar at (202) 551-3662 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax):   Jeffrey C. Selman, Esq.— Nixon Peabody LLP